U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                              _____________________
                                  FORM 10-SB/A
                              (AMENDMENT NUMBER 2)
                              _____________________


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934
                              _____________________


                           PRO-ACTIVE SOLUTIONS, INC.
                 (Name of Small Business Issuer in its charter)


                 Nevada                                     88-0496645
     _______________________________                    ___________________
     (State or other jurisdiction of                     (I.R.S. Employer
     incorporation or organization)                     Identification No.)


  6767 W. Tropicana Avenue, Suite 207
           Las Vegas, Nevada                                          89103-4754
________________________________________                              __________
(Address of principal executive offices)                              (Zip code)


Issuer's telephone number: (702) 248-1047


Securities to be registered pursuant to Section 12(b) of the Act:

                                      none


Securities to be registered pursuant to Section 12(g) of the Act:

                               $.001 Common Stock
                               __________________
                                (Title of Class)


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                                TABLE OF CONTENTS

                                                                            Page
PART I

Item 1.   Description of Business                                             3

Item 2.   Plan of Operation                                                  11

Item 3.   Description of Property                                            18

Item 4.   Security Ownership of Certain
            Beneficial Owners and Management                                 19

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons                                              20

Item 6.   Executive Compensation                                             21

Item 7.   Certain Relationships and
            Related Transactions                                             22

Item 8.   Description of Securities                                          22


PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters                                                          23

Item 2.   Legal Proceedings                                                  26

Item 3.   Changes in and Disagreements with Accountants                      26

Item 4.   Recent Sales of Unregistered Securities                            28

Item 5.   Indemnification of Directors and Officers                          28

PART F/S

          Financial Statements                                               28


PART III

Item 1.   Index to Exhibits                                                  29

          Signatures                                                         30

          Sarbanes-Oxley Certifications (Rule 302)                           31


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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

Our Company.

                  We were incorporated under the laws of the State of Nevada on January 14, 2000 under the name of Pro-Active Solutions, Inc. Our principal executive offices are located at 6767 West Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103-4754. Our telephone number is (702) 248-1027.

                  Although our principal executive offices are located in Las Vegas, Nevada, the officers and directors do not intend to conduct any business at said offices. The officers and directors will conduct business through the use of their computer system connected to the internet, a global electronic network, consisting of smaller, interconnected networks, which allow computers to exchange information over telephone wires, dedicated data cables, and wireless links. The internet links personal computers by means of servers which are on specialized operating systems and applications designed for servicing a network environment. The officers and directors are able to connect to the internet and conduct business through their personal computers located in their residences in California.

                  Your attention is specifically called to the risk factors beginning on page 7, Item 2. Plan of Operation, and the detailed information within the financial statements and the explanatory notes which appear elsewhere in this Form 10-SB.

Our Business.

                  We are a referral agent and we collect a selling commission for referring customers who purchase Verio, Inc.'s ("Verio") domain registration services, web hosting services and e-commerce services.

                  We have an agreement with Verio wherein we have been appointed as a non-exclusive authorized sales representative in the United States to solicit sales of Verio's services. These services include various domain registration services, web hosting services and e-commerce services. We are an independent contractor and we participate in what is known as Verio's Web Agent Referral Program ("Warp program"). We make residual income for referring business to Verio. Our agreement commenced as of May 22, 2001 and remained in effect for two years. Pursuant to the agreement, we requested an additional one year term. Unless terminated pursuant to the provisions of the agreement, we may request up to two additional one year extensions of the agreement. Verio provides us with a co-branded web page that we customize with our own introductory text and banner.

                  We are an independent contractor and we participate in what is known as Verio's Web Agent Referral Program - the WARP program. We make residual income for referring business to Verio. We start by earning 20% of revenue collected from each and every customer that we refer and that signs up for web hosting services. The revenue can increase up to 30% when we have signed up in excess of 200 accounts. Verio provides us with a co-branded web page that we customize with our own introductory text and banner.

                  Although Verio has other hosting services for which we may earn a referral commission (e-commerce hosting plans), we will refer to Verio to register the domain name, set up the customers web hosting account and bill and maintain the web site for a low monthly price selected for the hosting plan so that the customer will be able to build its business while Verio builds the web site. Although we may earn a referral commission for various operating systems which can be hosted by Verio (such as UNIX, hosted Oracle plans and virtual private servers), we specifically have no present intent to market for referral any web hosting services other than those described above.

                  We have no products and other services than set forth above. We currently have no other referral services or other plans of business announced or planned to be announced to the public.

                  Our agreement with Verio provides that we may not contact or deal with any of Verio's customers or customers that we have brought to Verio for a period of two years after the termination of our Warp program. Although we are able to market and refer customers to other third-party domain name registrars, web hosting sites or services other than Verio, we have no intention to engage in such activity. We have no other agreements to provide domain name registration, web hosting sites or services and we have no intention to enter into such agreements during the term of our agreement with Verio.


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                  Our web site is at http://www.pro-active-solutions.com. Our web site and its contents do not form a part of this Form 10-SB.

                  We can direct our customers to visit our web site to place orders or we can place orders on behalf of our customers or visitors can access our web site which allows them to place orders directly. The visitors are tracked through our web site so when a visitor places an order on our page, we receive a commission for the sale after the customer makes payment to Verio. If a customer does not directly place an order from our web site (click-thru from our opening web page to Verio) or later visits Verio's web site or contacts Verio directly, Verio's tracking software will not treat that customer as a referral and we will receive no commission for that customer, unless that customer specifically discloses to Verio that it is a referral from us.

                  In order for us to receive credit for a sale, our visitors to the co-branded site must have a so-called java script and cookie enabled browser. Substantially all of the browser's currently used are java script enabled and cookie enabled. All Netscape Navigator 3.0 or higher or Internet Explorer 3.0 or higher are java script and cookie enabled. If a visitor cannot or does not accept the tracking cookie, we will not be able to track the visitor and we will not be credited for the sale.

                  Under the Warp program, we are not permitted to knowingly market our referral services to a current customer of Verio and in the event that we solicit a current customer of Verio to buy services, Verio is under no obligation under our Warp program to pay a commission to us for the customer. Further, if a customer cannot or does not accept the tracking cookies from Verio, we will not receive any commission for any sale.

                  Although we consider our web site "under construction," the web site is available to be accessed on the world wide web. We have defined "under construction" to mean that we intended to make substantive changes or improvements to the web site. We have been a referral agent of Verio since May, 2001, we have derived no revenues from any customers because we have not commenced any marketing activity.

                  We have not expended any monies during each of the last two fiscal years on research and development activities applicable to our web site. All development activities to date have been provided to us by Verio at no cost or expense. Accordingly, none of the research and development costs will be borne directly by our customers. Other than these initial web site development, we have not undergone any other research and development activity.

                  Our agreement with Verio can be terminated immediately, without notice, at any time, in the event that we breach any of the covenants, terms or conditions of the agreement which have not been cured for a period of ten days after notice by Verio to us, an assignment by us for the benefit of creditors or our seeking protection under the Bankruptcy Act, or Verio is unable to provide the agreed upon services by reason of any law, rule, regulation, order of any governmental authority having jurisdiction over its business.

                  We refer all of our domain registration and web hosting services to Verio. This is accomplished through hypertext links. These "hyperlinks" allow a visitor to our web site (co-branded web page) to easily and quickly click-connect to Verio's location on the world wide web. Verio is a large web hosting company and a provider of comprehensive internet services. Although potential customers could go directly to Verio (or any other third party) provider of domain registration services, web hosting services and e-commerce services, we believe that the so-called low end, entry level services which we will market, through Verio's web agent referral program, constitutes a niche wherein we may be able to achieve residual income for referring customers to Verio through the use of a user friendly web site. We have defined low-end, entry-level services that we market to be a service that is available at a low cost for the consumer not advanced in complexity for the user to take advantage thereof.

                  Verio provides locally based sales and engineering support for its internet services in the large metropolitan statistical areas in the United States and provides web hosting services to customers in more than 170 countries. Its scale in both internet access and web hosting allows Verio to provide robust, high-quality, and expandable service platforms to meet its customer's internet needs. Any business customer utilizing the internet is a potential customer for Verio. By combining its national scale with local presence, Verio's business strategy has given it a competitive edge in offering both internet access and web hosting service platforms.

                  We became a Warp agent by applying to Verio to become a participant in one of a number of partner and reseller programs that they have established and that they market to companies involved with internet services. We contacted Verio and we investigated various programs that they have designed for companies to provide their clients with a broad range of comprehensive internet services. After reviewing various programs, we decided that the Warp program which allows us to collect a commission for referring qualified clients interested in securing Verio services with Verio managing all activities associates with closing a sale and providing customer billing and support would be the type of relationship that we would like to initially establish with Verio. The application process involves the completion and submission of a partner profile. Thereafter, Verio reviewed the profile and contacted us to review the program and our eligibility. After a discussion, we were asked to enter into the Warp program. The process is conducted through phone contact and facsimile transmission of agreements, or e-mail communications of the agreements. Our attorney assisted us with the various steps and assisted us with the negotiations with Verio.

                  Although we only plan to market our domain registration and web hosting services, because a visitor to our co-branded web site is hyperlinked to Verio's web site and is tracked through the use of "cookies," additional referral income may be available to us in connection with the referrals. We intend to customize our web site supplied by Verio with information directed solely to referring the domain registration and web hosting services. Accordingly, we do not expect to generate revenues from customers utilizing any services other than those applicable to the registration of domain names and/or utilizing the web hosting services.

Verio.

                  Verio (a subsidiary of Nippon Telegraph and Telephone Company) is a web hosting company and a provider of comprehensive internet services. Verio has a network of 31 bases in 21 countries for global services and provides services in more than 50 countries. It has more than 4,000 resellers in the United States and in more than 170 other countries. Verio has preferential marketing agreements with other internet online companies, provides private label and co-branded distribution relationships with telecommunications companies and also has in-house telemarketing operations. While basic internet access and web hosting services constitute the predominate services offered by Verio, Verio's focus is on the so-called "enhanced services," what is deemed to be the fastest growing segment of the internet services market. An enhanced service is defined to encompass a dedicated server, a single computer fully devoted to the needs of one customer which allows for faster access to information and provides greater flexibility in software, site traffic management, and scalability. It also includes so-called dual server systems - through a dual server setup, web server processes, application transactions, and database queries can be segregated for optimal processing and input and output availability and performance. Variations of the systems are known as clustering systems - a system which is scalable from two to multiple front-end web servers, with the addition of a third web server, and multi site systems, a web hosting system designed for environments that put a high value on maximum up time and redundant - multiple hosting configurations. Verio, in each of the these enhanced services, generally has multiple employees assigned to the task with dedicated account management and dedicated network monitoring. As business users of the internet adopt enhanced services, they also require additional bandwith and web site functionality to support their expanded use of the internet.

                  If our customer uses the enhanced web hosting services, we will also receive the referral commission under our agreement with Verio.

                  Verio believes that internet connectivity and enhanced internet services (including web hosting) represents two of the fastest growing segments of the telecommunications services market. As business users of the internet adopt enhanced services, they also require web side functionality to support their expanded use of the internet. Many companies find that an out-sourced solution, such as using Verio's internet connectivity and web-hosting services, to be a solution must cost effective, because the company typically lacks the technology experience, capital, personnel, or ability to bear the time-to-market and operating risks to install, maintain and monitor their own web servers and internet connectivity. Small and medium-size businesses generally seek an internet service provider who are readily available to respond to technical issues, who can assist in developing and implementing the customer's effective use of the internet, and with whom they can establish a stable and long-term relationship. Although we intend only to refer customers to Verio in connection with the selling of domain name registration services and web site hosting services, as the customer grows in size, they will be able to take advantage of any and all services offered to customers by Verio. We will not be able to control the type of services offered to the referrals by Verio, although we may be able to receive some residual income depending on the services rendered.

                  Although potential customers could go directly to Verio (or any other third party) provider of domain registration services, web hosting services and e-commerce services, we believe that the so-called low end, entry level services which we market, through Verio's web agent referral program, constitutes a niche wherein we may be able to achieve commission income for referring customers to Verio through the use of a user friendly web site. This is the compensation received which is a percentage of the customer's sale. Verio's large existing customer base and strong, balance position in both the internet access and web hosting service platforms gives Verio a competitive edge in offering its services which include applications hosting, e-commerce, premier data centers, managed services, co-location and security products.


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Risk Factors.

                  In addition to the other information in this Form 10-SB, the following risk factors should be considered carefully in evaluating our business or before purchasing any of our shares of common stock. Ownership of our common stock is speculative and involves a lot of risks.

         1. An investment in our shares of common stock involves a high degree of risk and you may lose your entire investment.

                  We have no operating history nor have we received any revenues or earnings from operations. We have no significant assets or financial resources. We will, in all likelihood, sustain operating expenses without corresponding revenues, at least until we have generated substantial revenues from customers registering domain names and/or utilizing web hosting services.

         2. Unless we obtain loans or additional funding, we may not be able to continue as a going concern.

                  Our auditor's going concern opinion and the notation in the financial statements indicate that we do not have significant cash or other material assets and that we are relying on advances from shareholders, officers and directors to meet limited operating expenses. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts and classification of liabilities that might result should we be unable to continue as a going concern. Our loss from inception through May 31, 2003 is $10,863.

                  Without the implementation of any marketing plan, our current "burn rate" is less than $80 per month. Upon implementation of our marketing plan, we expect that our "burn rate" will increase to approximately $800 per month. Not to exceed $500 per month will be expended for the strategic listing of our web site with major search engines. The balance will be utilized in connection with establishing reciprocal click-thru agreements with complimentary web site and for the expenses of having us comply with the federal securities laws. The officers and directors have orally agreed to fund our "burn rate," pay all expenses of having us comply with the federal securities laws (and being a public company) and have orally agreed to extend, if required, a "line of credit" in the amount of $10,000, without interest, to implement our marketing plan. The line of credit expired on August 31, 2002. On October 1, 2002, the line of credit was reinstated and now expires on April 30, 2004. As of the date hereof, no funds have been drawn down on the line of credit. These agreements may not be enforceable.

                  If we do not secure the loans (or raise additional capital if the loans are not forthcoming), we may not be successful. As a development stage company with no operations and no revenues, it may be difficult or impossible to obtain any additional funding through commercial loans or private loans, on terms which may be deemed to be acceptable to us.

         3. We currently commenced business operations and have no current operating history which makes an evaluation of us difficult.

                  We have no operating history and we did not have any business prior to our organization. As of May 31, 2003, we had incurred losses and we expect losses to continue. There is nothing at this time on which to base an assumption that our business plan will prove successful, and there is no assurance that we will be able to operate profitably.

         4. Our success is dependent on management which has other full time employment, has limited experience and will only devote limited part time working for us which makes our future even more uncertain.

                  As compared to many other public companies, we do not have any technical personnel. Our management has no experience with the domain registration and web hosting business. Furthermore, our officers and directors will not be employed by us as they are involved with other businesses and have other interests which could give rise to conflicts of interest with respect to the amount of time devoted to our business.


                                       7


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         5.       In addition to having no full time management and lack of
                  experience in the domain registration and web hosting business, if we lose Anita T. Panganiban, our business would be impaired.

                  Our success is heavily dependent upon the continued participation of our president, Anita T. Panganiban. Loss of her services could have a material adverse effect upon our business development. We intend to rely upon Anita T. Panganiban to negotiate for the development of our web side, for the strategic listing of our web sites and for arranging for the reciprocal click-thru agreements with complementary web sites. We do not maintain "key person" life insurance on Anita T. Panganiban's life. We do not have a written employment agreement with Anita T. Panganiban. There can be no assurance that we will be able to recruit or retain other qualified personnel, should it be necessary to do so.

         6. Our officers and directors are the principal shareholders and will be able to approve all corporate actions without shareholder consent and will control our Company.

                  Our principal shareholders Anita T. Panganiban, Carol Suzanne Collins and Robert Lee Collins currently own approximately 65.9% of our common stock. They will have significant influence over all matters requiring approval by our shareholders, but not requiring the approval of the minority shareholders. In addition, they are directors and will be able to elect all of the members of our board of directors, allowing them to exercise significant control of our affairs and management. In addition, they may transact most corporate matters requiring shareholder approval by written consent, without a duly-noticed and duly-held meeting of shareholders.

         7. We face competition from other entities providing services similar to ours; accordingly, we may not be able to compete effectively with other selling organizations and with other entities providing services similar to ours.

                  We face competition from many entities providing referral services similar to ours. The market for the providing of domain registration and web service hosting is extremely competitive, highly fragmented, and has no substantial barriers to entry. Verio is also a direct competitor of ours. Our unproven market strategy will include the strategic listing of our web site with major search engines so our customers can find us and will include reciprocal click-thru agreements with complementary web sites who may refer customers to our web site. Although we are reliant upon Anita T. Panganiban, our president, for implementing our marketing strategy, the limited part-time contribution of her time may not be sufficient for us to implement our marketing strategy. Domain registration services supplied by competitors are substantially identical in nature but web hosting services can be more specialized.

                  There can be no assurance that we will be able to compete effectively in this highly competitive industry, which could have a material impact upon market acceptance of our referral services.

         8. Our plan of operation may incorporate estimates rather than actual figures. Our plan of operation and the implementation of our plan of operation assume that our estimates are correct, however, the actual results may differ materially and adversely when the actual figures are determined.

                  The discussion of our plan of operation is management's best estimate and analysis of the potential market, opportunities and difficulties that we face. There can be no assurances that the underlying assumptions accurately reflect our opportunities and potential for success. Competitive and economic forces make forecasting of revenues and costs difficult and unpredictable.

         9. You will receive no dividends on your investment.


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                  We have never paid dividends. We do not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our board of directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents we may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

         10. If we issue future shares, present investors' per share value will be diluted.

                  We are authorized to issue a maximum of 25,000,000 shares of common shares. As of June 30, 2002, there were 2,200,000 shares issued and outstanding. The board of directors' authority to issue common stock without shareholder consent may dilute the value of your common stock.

         11. Our common stock may never be public traded and you may have no ability to sell the shares.

                  There is no public trading market for our shares of common stock. Our stock has been cleared for unpriced quotation on the Pink Sheets LLC "pink sheets." There has been no trades or prices entered in the so-called "pink sheets." The symbol is PAVS. We plan to seek a listing on the Over The Counter ("OTC") Bulletin Board once this Form 10-SB has cleared comments.

                  There can be no assurance that a market for our common stock will be established or that, if established, a market will be sustained. Therefore, if you purchase our common stock you may be unable to sell them. Accordingly, you should be able to bear the financial risk of losing your entire investment.

                  Only market makers can apply to quote securities. Market makers who desire to initiate quotations in the OTC Bulletin Board system must complete an application (Form 211) (unless and exemption is applicable) and by doing so, will have to represent that it has satisfied all applicable requirements of the Securities and Exchange Commission Rule 15c2-11 and the filing and information requirements promulgated under the National Association of Securities Dealers' ("NASD") Bylaws. The OTC Bulletin Board will not charge us with a fee for being quoted on the service. NASD rules prohibit market makers from accepting any remuneration in return for quoting issuers' securities on the OTC Bulletin Board or any similar medium. This Form 10-SB, once effective, will subject us to the reporting requirements of the Securities Exchange Act of 1934, as amended, and, as such, we may be deemed compliant with Rule 15c2-11. The NASD Regulation, Inc. will review the market maker's application (unless and exemption is applicable) and if cleared, it cannot be assumed by any investor that any federal, state or self-regulatory requirements other than certain NASD rules and Rule 15c2-11 have been considered by the NASD Regulation, Inc. Furthermore, the clearance should not construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission or any state securities commission has passed upon the accuracy or adequacy of the documents contained in the submission.

                  The OTC Bulletin Board is a market maker or dealer-driven system offering quotation and trading reporting capabilities - a regulated quotation service - that displays real-time quotes, last-sale prices, and volume information in OTC equity securities. The OTC Bulletin Board securities are not listed and traded on the floor of an organized national or regional stock exchanges. Instead, OTC Bulletin Board securities transactions are conducted through a telephone and computer network connecting market makers or dealers in stocks.

                  There is no assurance that our common stock will be able to meet the requirements for a price quotation in the so-called "pink sheets" or that the common stock will be accepted for listing on the OTC Bulletin Board.

         12. If our common stock does not meet blue sky resale requirements, certain shareholders may be unable to resell our common stock.


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                  The resale of common stock must meet the blue sky resale
requirements in the states in which the proposed purchasers reside. If we are unable to qualify the common stock and there is no exemption from qualification in certain states, the holders of the common stock or the purchasers of the common stock may be unable to sell them.

         13. Our shareholders may face significant restrictions on the resale of our common stock due to state "blue sky" laws or if we are determined to be a "blank check" company.

                  There are state regulations that may adversely affect the transferability of our common stock. We have not registered our common stock for resale under the securities or "blue sky" laws of any state. We may seek qualification or advise our shareholders of the availability of an exemption. We are under no obligation to register or qualify our common stock in any state or to advise the shareholders of any exemptions.

                  Current shareholders, and person who desire to purchase the common stock in any trading market that may develop in the future, should be aware that there might be significant state restrictions upon the ability of new investors to purchase the common stock.

                  Blue sky laws, regulations, orders, or interpretations place limitations on offerings or sales of securities by "blank check" companies or in "blind-pool" offerings, or if such securities represent "cheap stock" previously issued to promoters or others. Our initial shareholders, because they originally paid $.10 for each share, may be deemed to hold "cheap stock." These limitations typically provide, in the form of one or more of the following limitations, that such securities are:

                  (a) Not eligible for sale under exemption provisions permitting sales without registration to accredited investors or qualified purchasers;

                  (b) Not eligible for the transaction exemption from registration for non-issuer transactions by a registered broker-dealer;

                  (c) Not eligible for registration under the simplified small corporate offering registration (SCOR) form available in many states;

                  (d) Not eligible for the "solicitations of interest" exception to securities registration requirements available in many states;

                  (e) Not permitted to be registered or exempted from registration, and thus not permitted to be sold in the state under any circumstances.

                  Virtually all 50 states have adopted one or more of these limitations, or other limitations or restrictions affecting the sale or resale of stock of blank check companies or securities sold in "blind pool" offerings or "cheap stock" issued to promoters or others. Specific limitations on such offerings have been adopted in:

                  Alaska            Nevada           Tennessee
                  Arkansas          New Mexico       Texas
                  California        Ohio             Utah
                  Delaware          Oklahoma         Vermont
                  Florida           Oregon           Washington
                  Georgia           Pennsylvania
                  Idaho             Rhode Island
                  Indiana           South Carolina
                  Nebraska          South Dakota

                  Any secondary trading market which may develop, may only be conducted in those jurisdictions where an applicable exemption is available or where the shares have been registered.


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


                  We do not have any legal opinions as it relates to whether we are a blind pool or blank-check company. The Securities and Exchange Commission have adopted a rule (Rule 419) which defines a blank-check company as (i) a development stage company, that is (ii) offering penny stock, as defined by Rule 3a51-1, and (iii) that has no specific business plan or purpose or has indicated that its business plan is engage in a merger or acquisition with an unidentified company or companies. Certain jurisdictions may have definitions that are more restrictive than Rule 419. We have been informed that the Securities and Exchange Commission has cautioned that "it will scrutinize registered offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule 419". Provisions of Rule 419 apply to every registration statement filed under the Securities Act of 1933, as amended, relating to an offering by a blank-check company. We have never filed a registration statement under the Securities Act of 1933, as amended.

                  If we are later determined to be a so-called "blank check" company, our shareholders will be required to file a registration statement under the Securities Act of 1933, as amended, prior to the resale of the common stock, unless there exists a transactional or security exemption for such sale under the Securities Act of 1933, as amended. Current shareholders and person who desire to purchase the common stock in any trading market that may develop in the future, should be aware that the we are under no obligation to register the shares on behalf of our shareholders under the Securities Act of 1933, as amended.

         14. Our common stock may be subject to significant restriction on resale due to federal penny stock restrictions.

                  The Securities and Exchange Commission has adopted rules that regulate broker or dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange system). The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker or dealer, and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The penny stock rules also require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker or dealer must make a special written determination that a penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

                  These disclosure requirements may have the effect of reducing the level of trading activity in any secondary market for our stock that becomes subject to the penny stock rules, and accordingly, shareholders of our common stock may find it difficult to sell their securities, if at all.


ITEM 2.  PLAN OF OPERATION

                  The discussion contained in this Form 10-SB contains "forward-looking statements" that involve risk and uncertainties. These statements may be identified by the use of terminology such as "believes," "expects," "may," "will," "should" or anticipates" or expressing this terminology negatively or similar expressions or by discussions of strategy. The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document. Our actual results could differ materially from those discussed in this document.

                  Important factors that could cause or contribute to such differences include those discussed under the caption entitled "Risk Factors," as well as those discussed elsewhere in this Form 10-SB.

Business Development.

                  Upon formation and initial funding, we commenced our development plan and began investigating the availability of third party services for domain registration and web hosting services. We had originally contemplated using the domain name registration services and web site hosting services of Verio with the transactions monitored by LinkShare, a company which would have monitored traffic, generated traffic and sales reports, and issued commission checks directly to us for domain names registered and/or for web site hosting services. The commission payments were to be made by Verio after they audit our sales reports received by Verio from LinkShare. Verio registers the domain name and/or sets up the web hosting account and bills the customer. LinkShare would have tracked the visitors purchasing Verio's services through our web site and pay us for the resulting sales and provide us with reports to track all of the referral fees we earn. Verio no longer supports the LinkShare tracking services and Verio currently provides the same services as those which were going to be obtained by us from LinkShare, without any cost to us.

                  We currently have a web site which we consider to be "under construction." Although we have defined "under construction" to mean that we intend to make substantive changes or improvements to the web site, the web site can be accessed by visitors through the world wide web. We own the domain name pro-active-solutions.com and we will further develop this web site with the services relating to the domain registration and web hosting.

                  Although our web site is "under construction," we activated this web site in May, 2001. We have had no purchases through this web site.

                  We intend to enhance our "under construction" web site and we intend to offer additional Verio products, if and when available, to meet potential customers changing requirements. We have no current plans, commitments or understandings to acquire or merge with any other company.

Principal Services.

                  We are a referral agent and we collect a selling commission for referring customers who purchase Verio's domain registration services and web-hosting services. On May 22, 2001, we entered into an agreement with Verio wherein we have been appointed as a non-exclusive authorized sales representative in the United States to solicit sales of Verio's services. These services include various domain registration services, web hosting services and e-commerce services. The agreement commenced as of May 22, 2001 and remained in effect for two years. Under the agreement we had the right to request up to three one year extensions of the agreement provided we make each such extension request in writing not more than 180 days and not less than 90 days before the expiration of the then current term. We have requested one extension and we can request two additional one year extensions unless terminated pursuant to the provisions of the agreement. We are an independent contractor and we participate in what is known as Verio's Web Agent Referral Program - the WARP program. We make residual income for referring business to Verio. We start by earning 20% of revenue collected from each and every customer that signs up for web hosting services and can increase up to 30% when we have signed up in excess of 200 accounts. Verio provides us with a co-branded web page that we customize with our own introductory text and banner.

                  Our web site is at http://www.pro-active-solutions.com (our web site and its contents, do not form any part of this Form 10-SB).

                  Our Internet Provider's address is 168.143.140.66 and our linked domain address within Verio is http://www.pro-activesolutioninc.v-warp.com/ (our web site and its linked contents do not form any part of this Form 10-SB).

                  We can direct our customers to visit our web site to place orders or we can place orders on behalf of our customers directly (or through our sales representatives at Verio) or visitors can access our web site which allows them to place orders directly. The visitors are tracked through our site using cookies (defined as a mechanism which server side connections can use to both store and retrieve information on the client side of the connection) so when a tracked visitor places an order on our page, we receive a commission for the sale. We will be paid six times a year, every other month, and we will be mailed a commission check for collected revenues on the accounts that we sign up during the previous period. The commissions are paid on collected revenues and, we have been informed by Verio, that due to invoice processing procedures, invoices may take three to five days to complete processing. If the processing procedure occurs at the end of the cycle, we will receive the commission in the following cycle. Verio will make commission payments to us based on the following payment schedule:

                  Commission Periods                 Payment Date

                  1/1 through 2/28                   Paid end of month April
                  3/1 through 4/30                   Paid end of month June
                  5/1 through 6/30                   Paid end of month August
                  7/1 through 8/31                   Paid end of month October
                  9/1 through 10/31                  Paid end of month December
                  11/1 through 12/31                 Paid end of month February

                  We have no procedures in place to resolve disputes between Verio and us regarding the payment of commissions.

                  We have established an email account at our domain and the email messages sent to our domain will be forwarded to the officers and directors. Verio and we have a policy against the transmission of unsolicited email ("spaming"). Spamming, or the practice of disseminating multiple unsolicited copies of junk email over the internet is considered a violation of internet etiquette, i.e., netiquette. We do not intend to disseminate unsolicited emails in an effort to obtain customers.

                  We also have the ability to review the web usage statistics located on the Verio server. Verio has provided us with a sales representative who will assist us and our customers with all of the services that we provide. We believe that Verio's various hosting services are priced competitively with other providers of similar services as of the date hereof. However, pursuant to our agreement with Verio, they have the right to amend their service offerings and add, delete, suspend or modify the terms and conditions of those services, at any time and from time to time, and to determine whether and when any such changes apply to both existing or future customers. Any changes may have an adverse effect upon our customers continuing to place orders with Verio. We may not at any time provide any billing arrangement or payment on behalf of our customers and Verio will not pay a commission to us in the event that a customer orders services directly from Verio's web site without first linking from our storefront web site.

                  We currently provide a referral to Verio for domain name registration wherein the customer will secure a domain name, be supplied with a free "welcome" page and receive unlimited mail forwarding to a default address. In addition, Verio has a domain pointer plan wherein the name and page will indicate "under construction" until such time as the customer points the person accessing the web site to another specific page.

                  Under our WARP contract, we have assumed certain duties, certain of the more important ones are as follows:

                  Not to knowingly solicit customers who do not have the hardware or software specified by Verio from time to time, unless such customer acquires hardware or software that we or Verio is reasonably able to support;

                  To use reasonable sales and marketing efforts to promote the sales of Verio Services;

                  Verio has reserved the right, at any time and in its sole discretion, to implement a certification program to enhance or maintain the quality of the WARP program. In the event of any such implementation, we have agreed to participate in and complete the requirements of any such certification program in order to remain a Verio authorized web agent; and

                  Where appropriate and mutually agreed upon, to provide post-sales support at a level reasonably necessary to activate and operate the services.

                  In addition, Verio has a series of various web hosting plans at various costs, as low as $24.95 per month with a $50.00 set up fee to very expensive web hosting plans. We believe that the typical person who will utilize the web services that we refer to Verio will be interested in a cost of not to exceed $100.00 per month with $100.00 set up fee. The ExpresStart Plan costs $24.95 per month with a $50.00 set up fee. This plan provides for the customer to have seven web pages, ten megabytes of diskspace, ten e-mail accounts, 20 email forwarding locations and one autoresponder. The Bronze Plan costs $24.95 per month with a $50.00 set up fee. This Plan provides five gigabytes of monthly data transfer, 100 megabytes of diskspace and ten configureable email accounts. The Silver Plan costs $29.95 per month plus $50.00 set up fee. This Plan consists of 7.5 gigabytes of monthly data transfer, 150 megabytes of diskspace and 20 configureable email accounts. The Gold Plan costs $99.95 per month plus $50.00 set up fee. This Plan provides 10 gigabytes of monthly data transfer, 200 megabytes disk space (enough room for video, auto, multimedia presentations and related computer so-called "bells and whistles") and 30 configureable email accounts. Verio also has a Silver Plan Windows 2000(R) which costs $49.95 per month and $50 set up fee. This Plan consists of 7.5 gigabytes of monthly data transfer, 150 megabyte disk space and 20 configureable email accounts. The Gold Plan Windows 2000(R) costs $99.95 per month plus $100.00 set up fee. This Plan consists of 10 gigabytes of monthly data transfer, 200 megabyte disk space (enough room for video, auto, multimedia presentations and related computer so-called "bells and whistles") and 30 configureable email accounts. As it relates to the Windows 2000(R) Plans, the customer is able to use the account control panel and uses his or her own software to build and publish the site.

                  In summary, the primary difference between the plans is the disk space provided, the amount of data transfer availability and the number of email accounts, with a cost increase depending on the increase in capabilities requested.

                  In connection with the transactions with Verio, Verio provides our referral customers with daily backups, UPS power backup, diesel backup generator, 24 hour, seven day a week network monitoring provided by Verio. We make no representations or warranties or guarantees. Although Verio provides a 30 day money back guarantee if the customer is not completely satisfied with Verio's services within the first 30 days of the contract between the customer and Verio, the customer will be given a full refund of the contract amount by Verio excluding setup fees and overages. Setup fees are only refundable if the account order is canceled prior to activation.

                  Although Verio has other hosting services for which we may earn a referral commission (e-commerce hosting plans), we will refer to Verio to register the domain name, set up the customers web hosting account and bill and maintain the web site for a low monthly price selected for the hosting plan so that the customer will be able to build its business while Verio builds the web site. Although we may earn a referral commission for various operating systems which can be hosted by Verio (such as UNIX, hosted Oracle plans and virtual private servers), we specifically have no present intent to market for referral any web hosting services other than those described above.

                  We have no products and other services than set forth above. We currently have no other referral services or other plans of business announced or planned to be announced to the public.

Distribution.

                  We deliver our referral services through our web site. We have the domain name www.pro-active-solutions.com and Verio is our Internet service provider and web site developer. Except for Verio, we have not and do not intend to formulate any other relationships for the hosting, development or maintenance of a web site.

Competitive Business Conditions.

                  We will remain an insignificant player among the firms that engage in referring for sale domain name registration services and web site hosting services. There are many established Internet companies which provide both referral services and domain registration services and web hosting services, ancillary to their regular services, and there are many established domain name registration companies and web site hosting companies which have significantly greater financial and personal resources and technical expertise than we have. The WARP program from Verio is available to other entities. In view of our limited financial resources and limited management availability, we will continue to be at a significant competitive disadvantage compared to other referral agents, selling organizations and those companies which directly register domain names and those companies which provide web site hosting services.

                  In addition, we will face competition from other entities providing services similar to ours. We will face intense competition in all aspects of the internet business. The market for the providing of domain registration and web service hosting is extremely competitive and highly fragmented. There are no substantial barriers to entry and we expect that competition will continue to intensify. The primary competitive factors determining success in this market are a reputation for reliability and service, effective customer support, and pricing. Our affiliate sales relationship with Verio will assist us in competing. However, our competition may offer convenience and customer service superior to ours. In addition, these companies may have better marketing and distribution channels. It has more than 4,000 resellers in the United States, more than 170 in other countries, all of which may compete with us. Verio, in all of its programs, has indicated to us that it has over 7,000 partners and resellers worldwide who have chosen Verio, or its parent corporation or affiliates, as its source for providing web hosting services. Each of the participants in Verio's partner or reseller programs may also be a competitor to our referral services.

                  Our proposed method of competition which consists of the strategic listing of our web site with search engines and reciprocal click thru agreements with complimentary web sites are also used by many entities providing services similar to ours.


Customer Base.

                  We have had less than 170 visitors to our web site and we have not received any revenues from any customers. If we are not able to establish a customer base in the future, we will not be profitable.

                  In order to establish a customer base and to be competitive in providing referrals to Verio for domain registration services and web hosting services, we will need to implement our marketing strategy to the potential customer who desires to register his domain and have available low cost web site hosting services. Our success depends upon our ability to strategically list our web site with search engines and establish reciprocal click-thru agreements with other web sites at an acceptable cost with what we hope to have as our user friendly web site. Although our competition will be "bundling" additional internet, networking and e-commerce services, because they target larger well established businesses, we believe that there are many potential customers who are interested only in domain registration and low cost web site hosting services, or either. Although we believe that our plan of operation is feasible, we cannot assure you that we will be able to properly market our referral services or that our anticipated niche in domain registration and web site hosting service is viable.

Sources and Availability of Raw Materials.

                  We have no raw materials or suppliers.

Intellectual Property.

                  We do not have any trademarks, patents, licenses, royalty agreements, or other proprietary interest.

Governmental Regulation Issues.

                  We are not affected by federal regulation relating to copyright protection, trademark and trade dress protection, trade secrets and software and internet business method patents promulgated under various federal laws. We are a referral agent and we only collect a selling commission for referring customers who purchase Verio's domain registration services, web hosting services and e-commerce services. Our method of marketing does not include "spamming" or disseminating "junk email." Spamming, or the practice of disseminating multiple unsolicited pieces of junk email over the internet, or disseminating mass emails wherein the identify of the distributor cannot be traced or where someone assumes a third party's identify known as "spoofing," has become the subject of prohibited practice under some case law and under some state laws and administrative rules and regulations. If we were to undertake such conduct, our activities, in certain jurisdictions, could be stopped through the use of equitable injunctive relief and, in certain jurisdictions, compensatory damages could be awarded against us, including attorney's fees and punitive damages for common law trespass.

                  However, due to increasing usage of the Internet, a number of laws and regulations may be adopted relating to the Internet, covering user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development for Internet commerce may prompt more stringent consumer protection laws imposing additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for Internet services and increase the cost of doing business on the Internet. These factors may have an adverse effect on our business, results of operations and financial condition.

                  Moreover, the interpretation of sales, tax, libel and personal privacy laws applied to Internet commerce is uncertain and unresolved. We may be required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Research and Development.

                  Other than the payment included as part of our prepaid expenses to Verio for our own domain name registration and our payment for our own web hosting with Verio, we have not expended any monies during each of the last two fiscal years on research and development activities applicable to our web site. All development activities to date have been provided to us by Verio at no other cost or expense. Accordingly, none of the research and development costs will be borne directly by our customers. Other than this initial web site development, we have not undergone any other research and development activity.

Environmental Law Compliance.

                  We do not anticipate any environmental compliance expense.

Employees.

                  We currently have one employee, Anita T. Panganiban, our president and director, who works for our Company part-time without compensation. We have no employment contracts and our employee is not a union member or affected by labor contracts. We have a sales representative, supplied by Verio at their cost and expense to assist customers, at no cost or expense to the Company.

Plan Implementation.

                  We are a development stage company with a specific business plan without operations or revenues. We may be unable to satisfy cash requirements without management's financial support. We anticipate that we will meet our cash requirements for the foreseeable future through the financial support of our management.

                  Over the next twelve months, we plan to market our web site and we will do domain registration and web hosting sales. We will require additional funds to market our web site. Our cost of maintaining the web site, without any marketing costs and expense, should not exceed the sum of $80.00 per month. We are obligated through May 21, 2004 to Verio in connection with this expense. The officers and directors have agreed to fund our "burn rate," pay expenses of having us comply with the federal securities laws (and being a public company) and have orally agreed to extend, if required, a "line of credit" in the amount of $10,000, without interest, to implement our marketing plan. Upon implementation of our marketing plan, we expect that our "burn rate" will increase to approximately $800 per month. Not to exceed $500 per month will be expended for maintaining our web site and for the strategic listing of our web site with major search engines. The balance of approximately $300 will be utilized in connection with establishing reciprocal click-thru agreements with complementary web site and for the expenses of having us comply with the federal securities laws. The line of credit will expire on April 30, 2004.

                  On or before April 30, 2004, our officers and directors have agreed to fund the line of credit in the amount of $10,000, to be evidenced by a non-interest bearing promissory note between the officers and directors and us. Principal will be payable two years from the date of the first disbursement of funds to us. These loans are in addition to the agreement that the officers and directors have made to fund our expenses in an amount not to exceed the sum of $80 per month through May 21, 2004, unless extended for up to two one year extensions and to pay the expenses of having us comply with the federal securities laws. The funding of our "burn rate" and compliance expenses will also be evidenced by a non-interest bearing promissory note between our officers and directors and us and will be payable on May 21, 2004, or one year after the termination of the Warp program with Verio, whichever is later.

                  Our first goal is to complete the development of our web site. We anticipate that this will occur after we receive the first disbursement of funds and prior to December 31, 2003 at a total cost for an independent web site designer of not to exceed $1,500. Although we have had some preliminary negotiations with web designers for the modification of our web site for a fixed fee, we have not entered into any such agreements. Thereafter, prior to December 31, 2003, we will complete the strategic listing of our web site with various search engines in order to increase our visibility. We do not anticipate that the initial cost of the strategic listing of our web site to exceed the sum of $1,000.

                  Upon completion of our strategic listing, the reciprocal click-thru agreements with complimentary web site marketing will commence at an approximate cost of $300 per month. The total month cost will then be approximately $800 per month, including web site maintenance.

                  Sales growth in the six month to twelve month period after the strategic listing and implementation of the marketing of our web site is important to our plan of operations. However, there is no assurance that we will be able to generate any sales growth whatsoever. If we do not generate sufficient cash flow to support our operations after we have expended the funds advanced by our current officers and directors, it may be necessary to raise additional capital in order to continue as a going concern. However, there is no assurance that we will be able to raise enough capital to continue in business.

                  We anticipate over the next twelve months, that we will not hire any full or part-time employees, as the services provided by Anita T. Panganiban appear sufficient during the initial growth stage.

                  Our objective will be to market the web site upon full completion of its development - after we feel it is no longer "under construction." This marketing strategy will include the following elements:

         1. Strategic listing of our web site with major search engines in order to increase the visibility of our web site when users enter applicable keywords, such as "domain registration" and "web site hosting," with major search engines. We believe that many of the people looking for information concerning domain registration and web site hosting will enter those keywords with major search engines in order to find relevant web sites. Our objective will be to ensure that our site is frequently cited by major search engines when these keywords are searched; and

         2. Reciprocal click-thru agreements with complementary web sites who are prepared to allow us to place links to our web site on their web sites in consideration for us permitting a reciprocal link to their web site on our web site.

                  The exact nature of our marketing plan may also depend on a number of factors, including the availability of additional funds to implement our marketing plan and internet marketing conditions and practices at the time we complete development of our web site. We may pursue different marketing strategies from the marketing strategies listed above.

                  Until such time as we market our web site, if ever, we may not have revenues from our operations. We anticipate that if our web site is properly marketed, we will generate revenues from the referral of domain registration and web hosting. There is no assurance that we will be successful promotion of our web site. We have no other sources of revenue. As such, if we are not successful in this regard, we will be unable to achieve revenues under our current business plan.

                  We do not anticipate any research and development expenses over the next twelve months. We do not expect to purchase or sell any plant and significant equipment or make any significant changes in the number of employees over the next twelve months.

Financial Condition.

                  We currently have cash of $8,500 and $10,575 in prepaid expenses which constitutes our total assets. We have no other liquid current assets and we have received no revenue from operations. Our web site has been accessed by visitors. Our loss from inception through May 31, 2003 is $10,863. Without the implementation of any marketing plan, our current "burn rate" is less than $80 per month. Upon implementation of our marketing plan, we expect that our "burn rate" will increase to approximately $800 per month. Not to exceed $500 per month will be expended for maintaining our web site and for the strategic listing of our web site with major search engines. The balance of approximately $300 will be utilized in connection with establishing reciprocal click-thru agreements with complementary web site and for the expenses of having us comply with the federal securities laws.

                  Upon the implementation of a marketing plan and upon drawing down a line of credit prior to its expiration, we will be able to satisfy our cash requirements through December 31, 2004.

ITEM 3.   DESCRIPTION OF PROPERTY

                  Our executive offices are located at 6767 West Tropicana Avenue, Suite 207, Las Vegas, Nevada 89103-4754 wherein we have non-exclusive space supplied by our registered agent without cost pursuant to an oral agreement, on a month to month basis. The space is approximately 200 square feet total, of which we are supplied with a shared desk and chair area without charge. The providing of the desk and chair area, on a non-exclusive basis, is an accommodation given to all of the resident agents customers. The resident agent has notified us orally that it will give us 30 days notice in the event the space is to be no longer available. We feel that this space is adequate for our needs at this time, and we feel that we will be able to locate adequate space in the future, if needed, on commercially reasonable terms.

                  Although our principal executive offices are located in Las Vegas, Nevada, the officers and directors do not intend to conduct any business at said offices. The officers and directors will conduct business through the use of their computer system connected to the Internet, a global electronic network, consisting of smaller, interconnected networks, which allow computers to exchange information over telephone wires, dedicated data cables, and wireless links. The Internet links personal computers by means of servers, which are on specialized operating systems and applications designed for servicing a network environment. The officers and directors are able to connect to the Internet and conduct business through their personal computers located in their residences.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners.

                  The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of our Company.

                    Name and                     Amount and
                   Address of                    Nature of
                   Beneficial                    Beneficial     Percent
Title of Class       Owner                         Owner        of Class
________________________________________________________________________

Common             Anita T. Panganiban              550,000      25.0%
                   6994 27th Street
                   Riverside, CA 92509

Common             Carol Suzanne Collins /1/        550,000      25.0%
                   13743 San Antonio Ave.
                   Chino, CA 91710

Common             Robert Lee Collins /1/           350,000      15.9%
                   13743 San Antonio Ave.
                   Chino, CA 91710

Common             All Officers and               1,450,000      65.9%
                   Directors as a Group
                   (three [3] individuals)
__________________

/1/ Robert Lee Collins and Carol Suzanne Collins are husband and wife. The beneficial interest of each is imputed to the other; accordingly, Robert Lee Collins and Carol Suzanne Collins, owns, directly or beneficially, an aggregate of 900,000 shares or 40.9% of the issued and outstanding shares of the Company.

Security Ownership of Management.

                  The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of our Company.

                    Name and                     Amount and
                   Address of                    Nature of
                   Beneficial                    Beneficial     Percent
Title of Class       Owner                         Owner        of Class
________________________________________________________________________

Common             Anita T. Panganiban              550,000      25.0%
                   6994 27th Street
                   Riverside, CA 92509

Common             Carol Suzanne Collins /1/        550,000      25.0%
                   13743 San Antonio Ave.
                   Chino, CA 91710

Common             Robert Lee Collins /1/           350,000      15.9%
                   13743 San Antonio Ave.
                   Chino, CA 91710

Common             All Officers and               1,450,000      65.9%
                   Directors as a Group
                   (three [3] individuals)

__________________

/1/ Robert Lee Collins and Carol Suzanne Collins are husband and wife. The beneficial interest of each is imputed to the other; accordingly, Robert Lee Collins and Carol Suzanne Collins, owns, directly or beneficially, an aggregate of 900,000 shares or 40.9% of the issued and outstanding shares of the Company.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Officers and Directors.

                  The following table sets forth the name, address, age and position of each of our executive officers and directors as of the date hereof:

                  Name                       Age     Position
                  _______________________________________________________
                  Anita T. Panganiban         48     President/Director
                  6994 27th Street
                  Riverside, CA 92509

                  Carol Suzanne Collins       40     Secretary/Treasurer/
                  13743 San Antonio Ave.             Director
                  Chino, CA 91710

                  Robert Lee Collins          41     Director
                  13743 San Antonio Ave.
                  Chino, CA 91710

                  The principal occupation and business experience during the last five years for each of our present directors and executive officers are as follows:

                  ANITA T. PANGANIBAN

                  From 1993 to the present, Ms. Panganiban has been the District Supervisor for Lablex, Inc. Ms. Panganiban is responsible for sales, marketing and distribution of clothing labels in the Southern California region. Lablex, Inc. produces and distributes labels for clothing manufactures worldwide.

                  CAROL SUZANNE COLLINS

                  From 1986 to the present, Ms. Collins has been the Co-Owner/Office Manager for Collins Industries, Inc. Ms. Collins is responsible for daily administrative and financial functions of a family owned machine shop and precision tooling business.

                  ROBERT LEE COLLINS

                  From 1986 to the present, Mr. Collins has been the Co-Owner/Operations Manager for Collins Industries. Mr. Collins is responsible for sales, manufacturing and production functions of a family owned machine shop and precision tooling business.

                  Robert Lee Collins and Carol Suzanne Collins are husband and wife. Except for this relationship, there are no other family relationships between our officers and directors.

                  Our officers and directors may be deemed parents and promoters as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual shareholders' meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Our officers serve at the will of the Board of Directors.

Conflicts of Interest.

                  Our officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by us. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on our behalf or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. We do not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

                  Our officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by our plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to us and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If we and the companies in which the officers and directors are affiliated both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities we should decline to do so. Except as set forth above, we have not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6.           EXECUTIVE COMPENSATION

                  No executive compensation has been paid since our inception. We have paid no compensation or consulting fees to any of our officers or directors and we are not a party to any employment agreements. We have made no advances and no advances are contemplated to be made by us to any of our officers or directors. We have no retirement, pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering our officers and directors and we do not contemplate implementing any such plans. On March 5, 2000, Anita T. Panganiban was appointed as our president, along with the other officers. Although each of the officers is technically employees, except for Anita T. Panganiban, none of the officers spent more than two hours per month developing our business. No value has been assigned to any of the services performed by our officers (employees) and no compensation will be awarded to, earned by, or paid to these officers. Anita T. Panganiban is now the only officer who serves as an employee and is the only person who provides services to us in connection with the implementation of our plan of operation. We do contemplate, however, that any officer and director will be entitled to reimbursement for out of pocket expenditures for activities on our behalf. There are no transactions between us and any third party wherein the purpose of the transaction is to furnish compensation to any of our officers and directors. We do not anticipate any compensation to be paid to any officer and director for the fiscal year ended May 31, 2004.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

                  Anita T. Panganiban has orally agreed to provide the necessary funds, without interest, for the Company to comply with the Securities Exchange Act of 1934, as amended, provided that she is an officer and director of the Company when the obligation is incurred. All such funding will be in the form of a demand loan. All advances are interest-free.

                  In addition to Anita T. Panganiban, each of the other officers and directors also orally agreed to pay the expenses of having us comply with the federal securities laws. These costs and expenses include, but are not limited to, legal costs and accounting costs incident to the filing of required documents and shareholder communications.

                  In addition, on or before April 30, 2004, our officers and directors have orally agreed to fund the line of credit in the amount of $10,000. Principal will be payable two years after the date of the first disbursement of funds to us and the obligation will be non-interest bearing and will be evidenced by a promissory note. Our officers and directors have also agreed to fund our "burn rate" and our federal securities compliance expenses which will also be evidenced by a non-interest bearing promissory note, all due and payable on May 21, 2004, or one year after the termination of the Warp program with Verio, whichever is later.

ITEM 8.  DESCRIPTION OF SECURITIES

                  The following description sets forth all material rights of our shareholders.

Common Stock.

                  We are authorized to issue 25,000,000 shares of common stock $.001 par value. As of June 30, 2003, there were 2,200,000 common shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable. Our shareholders do not have any preemptive rights. Under Nevada law, preemptive rights only are applicable to corporations who established these rights in their articles of incorporation.

Voting Rights.

                  Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of common stock holding, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

                  Section 2115 of the California General Corporation law, however, provides that a corporation incorporated under the laws of a jurisdiction other than California, but which has more than one-half of its "outstanding voting securities" and which has a majority of its property, payroll and sales in California, based on the factors used in determining its income allocable to California on its franchise tax returns, may be required to provide cumulative voting until such time as the Company has its shares listed on certain national securities exchanges, or designated as a national market security on NASDAQ (subject to certain limitations). Accordingly, holders of the our common stock may be entitled to one vote for each share of common stock held and may have cumulative voting rights in the election of directors. This means that holders are entitled to one vote for each share of common stock held, multiplied by the number of directors to be elected, and the holder may cast all such votes for a single director, or may distribute them among any number of all of the directors to be elected.

                  Our existing directors who are also shareholders, acting in harmony, will be able to elect all of the members of our board of directors even if Section 2115 is applicable.

Dividend Policy.

                  All shares of common stock are entitled to participate proportionally in dividends if our board of directors declares them out of the funds legally available. These dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Miscellaneous Rights and Provisions.

                  Holders of common stock have no preemptive or other subscription rights, conversion rights or rights of redemption. In the event of our dissolution, whether voluntary or involuntary, each share of common stock is entitled to share proportionally in any assets available for distribution to holders of our equity after satisfaction of all liabilities.


                  Our articles of incorporation and bylaws do not contain any provision which would delay, defer, or prevent a change in our control. Further, our articles of incorporation and bylaws permit us to engage in any business and that business can be different than our referral business.


                                     PART II


ITEM 1.  MARKET FOR COMMON EQUITIES AND RELATED STOCKHOLDER MATTERS

Market Price.

                  There is no public trading market for our shares of common stock.

                  Our stock has been cleared for unpriced quotation on the Pink Sheets LLC "pink sheets." There has been no trades or prices entered in the so-called "pink sheets." Our symbol is PAVS. Before a price can be entered in the pink sheets, a broker-dealer must make a supplemental filing with the NASD Regulation, Inc. which includes the basis and factors for the broker-dealer's price quotation and said filing must be received by the NASD Regulation, Inc. three days before the priced entry appears in the quotation media.

                  Once a priced quotation has been entered in the pink sheets computerized system, broker-dealers who are using the pink sheet electronic quotation service have access to price information from various market makers. There are no pink sheet rules for market maker quotes. Market makers can submit two sided, one sided or name only quotes in the pink sheets. The pink sheets will only accept quotations from Securities and Exchange Commission registered broker-dealers and market makers are subject to applicable federal and state securities laws and National Association of Securities Dealers Rules. Market makers must be subscribers and must have quotation privileges to "securities in the pink sheets." The NASD Regulation, Inc. reviews the market makers application and if cleared, it cannot be assumed by any investor that any federal, state or self regulatory requirements other than certain NASD rules and Rule 15c2-11 under the Securities Exchange Act of 1934, as amended, has been considered by the NASD Regulation, Inc. Further, the clearance should not be construed by any investor as indicating that the NASD Regulation, Inc., the Securities and Exchange Commission or any state securities commission have passed upon the accuracy or adequacy of any of the documents contained in our submission to the broker-dealer.

                  We intend to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System, once this Form 10-SB has cleared comments. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

                  The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

                  For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

                  For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

Shareholders.

                  As of June 30, 2003, there were 25 holders of record of our common stock.

Dividends.

                  We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the board of directors deems relevant.

Transfer Agent.

                  Our transfer agent is:

                           Pacific Stock Transfer Company
                           500 E. Warm Springs, Suite 240
                           Las Vegas, Nevada 89119
                           (702) 361-3033
                           (702) 433-1979 (fax)

CUSIP Number.

                  Our CUSIP number is 74268L 10 5

ITEM 2.  LEGAL PROCEEDINGS

                  There is no litigation pending or threatened by or against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

                  We have not changed accountants since our formation and we have no disagreements with the findings of our accountant.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

Securities sold.

                  We have sold and issued our securities during the three year period preceding the date of the initial filing of the Form 10-SB. On or about March 5, 2000, we authorized the sale and issuance for cash of all of the shares that are currently outstanding. Our Treasurer acknowledged receipt of the full consideration for the shares on or about March 5, 2000 and the certificates evidencing said shares were executed and delivered on or about March 5, 2000. The following are the names of 25 issuees and the number of shares purchased by each of them.

                  Name                         Number of Shares
                  _____________________________________________

                  Anita T. Panganiban              550,000
                  Carol Suzanne Collins            550,000
                  Robert Lee Collins               350,000
                  Bonita R. Alvarez                 10,000
                  Ramon Robert Acha                 25,000
                  Denise E. Cordova                100,000
                  Brian Evans                       25,000
                  Elizabeth Evans                   10,000
                  David Phillipson                  10,000
                  Terri J. Russo                    25,000
                  Timothy Stephan Shellans          10,000
                  Pamela Ray Stinson                10,000
                  David W. Wiedeman                100,000
                  Tricia A. Willis                 100,000
                  Joseph H. Pananiban               10,000
                  Leigh Ann Miller                  25,000
                  Larry Worlitz                    100,000
                  Gary W. Koeberl                  100,000
                  Deborah J. Koeberl               100,000
                  Mary Jo O'Dear                    10,000
                  David Henry O'Dear                10,000
                  Loretta A. Inglish                10,000
                  Laree E. Jones                    10,000
                  Grace M. Jones                    10,000
                  Charles L. Jones                  10,000
                                                 _________
                                                 2,200,000

                  Each of our shareholders have owned the shares of common stock since March 5, 2000. No additional shares have been sold or issued.

                  All of our shares of Common Stock had been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act.

                  750,000 shares held by the non-affiliates are immediately available for resale under Rule 144 and 1,450,000 shares held by the affiliates (control persons) may also be available for resale, subject to certain volume limitations.

                  In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

                  (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

                  (2) When restricted securities are sold, generally there must be a one-year holding period.

                  (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

                  (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

                  (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

                  (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

Underwriters and Other Purchasers.

                  There were no underwriters in connection with the sale and issuance of any securities.

Consideration.

                  Each of the shares of common stock was originally sold for cash. Each shareholder paid $.10 per share for the shares, we sold and issued 2,200,000 shares and the aggregate consideration received by us was $22,000.00.

Exemption from Registration Relied Upon.

                  The sale and issuance of the shares of common stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. Each of the shareholders had acquired the shares for investment and not with a view to distribution to the public.

                  All of our shareholders have had a pre-existing personal or business relationship with us or our officers and directors, by reason of a time commitment in business projects with our officers. Further, each of the shareholders have established a pre-existing personal relationship with our officers and directors. Joseph Panganiban and Anita T. Panganiban, Brian Evans and Elizabeth Evans, Robert Lee Collins and Carol Suzanne Collins, David Henry O'Dear and Mary Jo O'Dear, Charles L. Jones and Grace M. Jones and Gary W. Koeberl and Deborah J. Koeberl are husbands and wives. Ramon Robert Acha is the significant other of Pamela Ray Stinson. Laree E. Jones is the daughter of Charles L. Jones and Grace M. Jones.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of our directors or officers or its shareholders for damages for breach of fiduciary duty as a director or officer. We may indemnify any person for expenses incurred, including attorneys' fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to our best interests and for acts for which the person had no reason to believe his or her conduct was unlawful. We may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our officers, directors or persons controlling in pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                  We have been informed that the Securities and Exchange Commission will not issue "no action" letters relating to the resale of securities, i.e., a person who has acquired shares of stock in a Section 4(2) transaction under the Securities Act of 1933, as amended, and who offers and sells the restricted securities without complying with Rule 144 is to be put on notice by the Securities and Exchange Commission that in view of the broad remedial purposes of the Securities Act of 1933, as amended, and the public policy which strongly supports registration under said act, that those individuals will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales, and that such persons and the brokers of other persons who participate in the transaction do so at their own risk. We have been informed that any indemnification for liabilities arising from such a transaction may also be against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.
                                    PART F/S

Financial Statements.

              The following financial statements for the period ended May 31, 2002 and May 31, 2003 are included with to this report and filed as a part thereof.

     1)   Table of Contents
     2)   Independent Auditor's Report
     3)   Balance Sheets
     4)   Statements of Incomes
     5)   Statements of Stockholders' Equity
     6)   Statements of Cash Flows
     7)   Notes to Financial Statements

                           PRO-ACTIVE SOLUTIONS, INC.
                          (A Development Stage Company)

                                FINANCIAL REPORTS

                                  MAY 31, 2003
                                  MAY 31, 2002

                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                    CONTENTS


INDEPENDENT AUDITOR'S REPORT ON THE
FINANCIAL STATEMENTS                                                           1
________________________________________________________________________________

FINANCIAL STATEMENTS

   Balance Sheets                                                              2

   Statements of Income                                                        3

   Statements of Stockholders' Equity                                          4

   Statements of Cash Flows                                                    5

   Notes to Financial Statements                                             6-8
________________________________________________________________________________

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Pro-Active Solutions, Inc.
Las Vegas, Nevada


I have audited the accompanying balance sheet of Pro-Active Solutions, Inc. (A Development Stage Company) as of May 31, 2003 and 2002 and the related statements of income, stockholders' equity, and cash flows for the years then ended and the period January 14, 2000 (inception) through May 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro-Active Solutions, Inc. (A Development Stage Company) as of May 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended and the period January 14, 2000 (inception) through May 31, 2003, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Kyle L. Tingle, CPA, LLC


June 28, 2003
Henderson, Nevada

                  PRO-ACTIVE SOLUTIONS, INC.
                 (A DEVELOPMENT STAGE COMPANY)
                        BALANCE SHEETS


                                                        May 31,      May 31,
                                                         2003         2002
                                                       ________     ________

                                     ASSETS

CURRENT ASSETS
      Cash                                             $  8,500     $  8,500
      Prepaid expenses                                 $  7,875     $ 10,575
                                                       ________     ________

           Total current assets                        $ 16,375     $ 19,075
                                                       ________     ________

                Total assets                           $ 16,375     $ 19,075
                                                       ========     ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
      Accounts payable                                 $      0     $    500
      Officers advances (Note 5)                         15,215        6,552
                                                       ________     ________

           Total current liabilities                   $ 15,215     $  7,052
                                                       ________     ________


 STOCKHOLDERS' EQUITY
      Common stock: $.001 par value;
         authorized 25,000,000 shares;
         issued and outstanding:
         2,200,000 shares at May 31, 2001:             $            $  2,200
         2,200,000 shares at May 31, 2002;                2,200
      Additional paid in capital (Notes 2 and 5)         19,800       19,800
      Accumulated deficit during development stage      (20,840)      (9,977)
                                                       ________     ________

           Total stockholders' equity                  $  1,160     $ 12,023
                                                       ________     ________

                Total liabilities and
                stockholders' equity                   $ 16,375     $ 19,075
                                                       ========     ========


See Accompanying Notes to Financial Statements.


                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              STATEMENTS OF INCOME


                                                                                           Jan. 14, 2000
                                             Year Ended     Year Ended     Year Ended     (inception) to
                                                May 31,        May 31,        May 31,            May 31,
                                                   2003           2002           2001               2003
                                             __________     __________     __________     ______________

Revenues                                     $        0     $        0     $        0       $        0

Cost of revenue                                     588            874              0              874
                                             __________     __________     __________       __________

           Gross profit                      $     (588)    $     (874)    $        0       $   (1,462)

General, selling and
   administrative expenses                       10,275          8,484            494           19,378
                                             __________     __________     __________       __________

           Operating (loss)                  $  (10,863)    $   (9,358)    $     (494)      $  (20,840)

Nonoperating income (expense)                         0              0              0                0
                                             __________     __________     __________       __________

           Net (loss)                        $  (10,863)    $   (9,358)    $     (494)      $  (20,840)
                                             ==========     ==========     ==========       ==========


           Net (loss) per share, basic
           and diluted (Note 2)              $    (0.00)    $    (0.00)    $    (0.00)      $    (0.01)
                                             ==========     ==========     ==========       ==========

           Average number of shares
           of common stock outstanding        2,200,000      2,200,000      2,200,000        2,200,000
                                             ==========     ==========     ==========       ==========


See Accompanying Notes to Financial Statements.



                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                        Accumulated
                                                                        (Deficit)
                                    Common Stock         Additional     During
                                ____________________      Paid-In       Development
                                 Shares       Amount      Capital       Stage            Total
                                _________     ______     __________     ___________     ________

Balance, May 31, 2000           2,200,000     $2,200      $19,800        $   (125)      $ 21,875

Net loss, May 31, 2001                                                       (494)          (494)
                                _________     ______      _______        ________       ________

Balance, May 31, 2001           2,200,000     $2,200      $19,800        $   (619)      $ 21,381

Net loss, May 31, 2002                                                     (9,358)        (9,358)
                                _________     ______      _______        ________       ________

Balance, May 31, 2002           2,200,000     $2,200      $19,800        $ (9,977)      $ 12,023

Net loss, May 31, 2003                                                    (10,863)       (10,863)
                                _________     ______      _______        ________       ________

Balance, May 31, 2003           2,200,000     $2,200      $19,800        $(20,840)      $  1,160
                                =========     ======      =======        ========       ========


See Accompanying Notes to Financial Statements.



                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS



                                                                                           Jan. 14, 2000
                                             Year Ended     Year Ended     Year Ended     (inception) to
                                                May 31,        May 31,        May 31,            May 31,
                                                   2003           2002           2001               2003
                                             __________     __________     __________     ______________

Cash Flows From Operating Activities
    Net (loss)                                $ (10,863)     $ (9,358)      $   (494)       $(20,840)
    Adjustments to reconcile net (loss) to
    cash (used in) operating activities:
    Changes in assets and liabilities
    (Increase) decrease in prepaid expenses       2,700         2,700        (13,275)         (7,875)
    Increase (decrease) in accounts payable        (500)          500              0               0
    Increase in officer payable                   8,663         6,158            269          15,215
                                              _________      ________       ________        ________

         Net cash (used in) operating
            activities                        $       0      $      0       $(13,500)       $(13,500)
                                              _________      ________       ________        ________

Cash Flows From Investing Activities          $       0      $      0       $      0        $      0
                                              _________      ________       ________        ________

Cash Flows From Financing Activities
         Issuance of common stock             $       0      $      0       $      0        $ 22,000
                                              _________      ________       ________        ________

         Net cash provided by financing
            activities                        $       0      $      0       $      0        $ 22,000
                                              _________      ________       ________        ________

         Net increase (decrease) in cash
            and cash equivalents              $       0      $      0       $(13,500)       $  8,500

Cash and cash equivalents,
    beginning of period                           8,500         8,500         22,000               0
                                              _________      ________       ________        ________
Cash and cash equivalents, end of period      $   8,500      $  8,500       $  8,500        $  8,500
                                              =========      ========       ========        ========


See Accompanying Notes to Financial Statements.


                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:

Pro-Active Solutions, Inc. ("Company") was organized January 14, 2000 under the laws of the State of Nevada. The Company currently has limited operations through an agreement with Verio, Inc. The Company acts as a referral source for domain registration and web hosting provided by Verio. Due to the limited nature of the operations, and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "ACCOUNTING AND REPORTING BY DEVELOPMENT STAGE ENTERPRISES," is considered a development stage company.

A SUMMARY OF THE COMPANY'S SIGNIFICANT ACCOUNTING POLICIES IS AS FOLLOWS:

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of May 31, 2003 and 2002.

INCOME TAXES

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 "ACCOUNTING FOR INCOME TAXES." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

NEW ACCOUNTING PRONOUNCEMENTS

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 was adopted by the Company for the fiscal year ended December 31, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro-forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of FAS 5, Accounting for Contingencies, FAS 57, Related Party Disclosures, and FAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). Under that interpretation, certain entities known as "Variable Interest Entities" ("VIE") must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46 requires disclosure of Variable Interest Entities in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the Company will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the Company will hold a significant variable interest in, or have significant involvement with, an existing VIE. Any VIEs created after January 31, 2003, are immediately subject to the consolidation guidance in FIN 46. The measurement principles of this interpretation will be effective for the Company's 2003

                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

financial statements. The Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN 46.

In November 2002, the "EITF" reached a consensus on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 establishes criteria for whether revenue on a deliverable can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria consider whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of returns for the delivered item. EITF 00-21 is effective for revenue agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. The Company believes that the adoption of this standard will have no material impact on its financial statements.

NOTE 2.  STOCKHOLDERS' EQUITY

COMMON STOCK

The authorized common stock of the Company consists of 25,000,000 shares with par value of $0.001. On March 5, 2000, the Company authorized and issued 22,000 shares of its no par value common stock in consideration of $22,000 in cash.

The Company has not authorized any preferred stock.

NET LOSS PER COMMON SHARE

Net loss per share is calculated in accordance with SFAS No. 128, "EARNINGS PER SHARE." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding of 2,200,000 during the years ended May 31, 2003, 2002, 2001, and since inception. As of May 31, 2003, 2002, 2001, and since inception, the Company had no dilutive potential common shares.

                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002


NOTE 3.  INCOME TAXES

There is no provision for income taxes for the period ended May 31, 2003, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of May 31, 2003 is as follows:

     Net operating loss carry forward            $  20,840
     Valuation allowance                         $ (20,840)
                                                 _________

     Net deferred tax asset                      $       0

The net federal operating loss carry forward will expire in 2020 through 2023. This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4.  CONTRACTS AND AGREEMENTS

On May 22, 2001, the Company entered into a Web Agent Agreement with Verio, Inc. The Company became a referral partner and hosts a web site to direct customers to the web hosting and registration services of Verio. The non-cancelable agreement requires a payment obligation of $75 per month for a period of two years. The contract allows for three one-year extensions by notifying Verio, Inc. in writing not more than 180 and not less than 90 days from the expiration of the current contract. The Company intends to exercise these extensions. Effective May 22, 2002, Verio adjusted the contract to a minimum monthly fee of $49. The minimum future contract payments are:

                                     Year End          Contract
                                     May 31,           Payment
                                          2004         $     588
                                          2005               588
                                          2006               539
                                                       _________
                                     Total future
                                     Obligations       $   1,715
                                                       =========

On May 1, 2001, the Company retained a legal firm, prepaying $13,500 for services related to this contract. Services are to be provided for the three-year term and two one-year renewal periods. Services include paying the monthly fees to Verio, Inc. and reviewing the performance of the Company website. The fee is non-refundable and no additional fees will be required in the normal course of business for these services. If these costs were for a one-time performance or start-up of services for the new products provided by the Company, they would be currently expensed as required by Statement of Position 98-5 "REPORTING ON THE COSTS OF START-UP ACTIVITIES. Due to the continuing nature of the performance required by the contract, this fee not considered a start-up cost and is amortized over the life of the contract, with extensions.

                           PRO-ACTIVE SOLUTIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002


NOTE 5.  GOING CONCERN

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern. This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. Until the Company has sufficient operations, the stockholders, officers, and directors have committed to advancing the operating costs of the company.

NOTE 6.  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real or personal property. The registered agent of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors for the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interest. The Company has not formulated a policy for the resolution of such conflicts.

The Company established a policy that "transactions between the Company and its officers, directors or five percent shareholders, and their respective affiliates, will be on terms no less favorable than those terms which could be obtained from unaffiliated third parties and said transactions will be approved by a majority of the independent and disinterested directors."

NOTE 7.  WARRANTS AND OPTIONS

There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

                                    PART III

ITEM 1.  EXHIBIT INDEX

         (3)      Articles of Incorporation and Bylaws

                  3.1 Articles of Incorporation (filed as an exhibit to our registration statement on Form 10-SB filed with the Securities and Exchange Commission on January 9,
                           2002).

                  3.2 Bylaws (filed as an exhibit to our registration statement on Form 10-SB filed with the Securities and Exchange Commission on January 9, 2002).

         (4)      Stock Certificate

                  4.1 Form of certificate evidencing shares of common stock (filed as an exhibit to our registration statement on Form 10-SB filed with the Securities and Exchange Commission on January 9, 2002).

         (10)     Material Contracts

                  10.1 Verio "WARP" Agreement (filed as an exhibit to our registration statement on Form 10-SB filed with the Securities and Exchange Commission on January 9,
                           2002).

         (23)     Consents - Experts

                  23.1     Consent of Kyle L. Tingle

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: October 15, 2003                  PRO-ACTIVE SOLUTIONS, INC.



                                    By: /s/ ANITA T. PANGANIBAN
                                        ______________________________
                                            Anita T. Panganiban
                                            President

                  Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



Date: October 15, 2003                  PRO-ACTIVE SOLUTIONS, INC.



                                    By: /s/ ANITA T. PANGANIBAN
                                        ______________________________
                                            Anita T. Panganiban
                                            President


                                    By: /s/ CAROL SUZANNE COLLINS
                                        ______________________________
                                            Carol Suzanne Collins
                                            Secretary/Treasurer -
                                            Chief Financial Officer


                                    By: /s/ ROBERT LEE COLLINS
                                        ______________________________
                                            Robert Lee Collins
                                            Director


                                       30